FILED ON SEDAR+

April 17, 2025

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Newfoundland and Labrador Securities Commission

Northwest Territories Securities Commission

Nova Scotia Securities Commission

Nunavut Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Commission

Autorité des marchés financiers
Saskatchewan Securities Commission
Yukon Securities Commission

Re: HIGH TIDE INC. (the "Company")

Annual General & Special Meeting of Shareholders to be held on May 29, 2025(the "Meeting")

I, Harkirat (Raj) Grover, President, Chief Executive Officer and Director of the Company, hereby certify that:

a) arrangements have been made to have proxy-related materials for the Meeting sent in compliance with National Instrument 54-101 (the "Instrument"), to all beneficial owners of the Company at least 21 days before the date fixed for the Meeting;

b) arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

c) the Company is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

Sincerely,

HIGH TIDE INC.

/s/"Harkirat (Raj) Grover"

Harkirat (Raj) Grover

President, CEO, and Director

#112, 11127 15 STREET NE, CALGARY, AB T3K 2M4